Item 77C


                         DREYFUS MUNICIPAL INCOME, INC.
                         ANNUAL MEETING OF STOCKHOLDERS
                                  MAY 11, 2006


         On May 11, 2006, shareholders voted as indicated below with regard to the following proposals:

         To elect two Class I Directors to serve for a three-year term for the Fund and until their successors are duly elected and qualified.

                                    FOR                      AUTHORITY WITHHELD

Clifford L. Alexander, Jr.          17,563,434                   358,393
David W. Burke                      17,552,829                   368,998


         To elect one Class II Director to serve until her successor is duly elected and qualified.

                                    FOR                      AUTHORITY WITHHELD

Lucy Wilson Benson                  17,540,335                   381,492